MILESTONE PHARMACEUTICALS INC.

1111 Dr. Frederik-Philips Boulevard, Suite 402

Montréal, Québec CA H4M 2X6

October 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Edwards

Re:	Withdrawal of Acceleration Request of Milestone Pharmaceuticals Inc.

Registration Statement on Form S-3 (File No. 333-257404)

Ladies and Gentlemen:

Milestone Pharmaceuticals Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission withdraw the Registrant’s request for acceleration, dated October 1, 2021, of the effective date of the Registrant’s Registration Statement on Form S-3, as amended (File No. 333-257404).

Thank you for your assistance. If you should have any questions, please contact Eric Popp of Cooley LLP at (617) 937-2369 or in his absence, Layne Jacobs of Cooley LLP, at (617) 937-2321.

[Signature page follows]

Very truly yours,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc..

Ryan Sansom, Cooley LLP

Layne Jacobs, Cooley LLP

Marc Recht, Cooley LLP

Signature page – Acceleration Withdrawal Request